

April 26, 2013

John Storey
Chief Executive Officer
Earn-A-Car Inc.
Office 1 The Falls Centre
Corner Great North and Webb
Northmead, Benoni 1522
Republic of South Africa

> **Re:** **Earn-A-Car Inc. (formerly known as Victoria Internet Services, Inc.)**
> **Amendment No. 4 to Form 8-K**
> **Filed April 15, 2013**
> **File No. 333-165391**

Dear Mr. Storey:

We have reviewed your responses to the comments in our letter dated January 8, 2013 and have the following additional comments.

Notes to the Financial Statements, page F-7

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

1. We note from your response to our prior comment number five that such amounts may not be currently material to your financial statements; however, as your business grows such amounts may become material. As you are unable to conclude that the upfront administrative fee represents the culmination of a separate earnings process for upfront recognition, we believe it is more appropriate for such fees to be recognized over the average client term for which the services are being provided. In this regard, we believe you should revise your accounting treatment beginning in your next Form 10-K for fiscal 2013. The notes to the financial statements should also be revised to clearly state your revenue recognition policy including the average term over which such fees are recognized. Please confirm that you will revise your accounting treatment and disclosures accordingly in your next annual report on Form 10-K.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3652 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Frank Hariton, Esq.